Exhibit 99.1

LZ Technology Holdings Limited Announces Pricing of Initial Public Offering

Huzhou, China, February 26, 2025 (Global Newswire) – LZ Technology Holdings Limited (“LZ Technology” or the “Company”), an information technology and advertising company, today announced the pricing of its initial public offering of 1,800,000 Class B ordinary shares, par value $0.000025 per share (the “Class B Ordinary Shares”), at a public offering price of $4.00 per share. The Company's Class B Ordinary Shares are expected to begin trading on the Nasdaq Capital Market on February 27, 2025 under the ticker symbol "LZMH."

The Company expects to receive aggregate gross proceeds of US$7.2 million from this offering, before deducting underwriting discounts and offering expenses payable by the Company. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 270,000 Class B Ordinary Shares at the public offering price, less underwriting discounts.

LZ Technology intends to use the net proceeds from this offering for research and development, international expansions, strategic acquisitions, marketing efforts and working capital.

The offering is expected to close on February 28, 2025, subject to the satisfaction of customary closing conditions.

The offering is being conducted on a firm commitment basis. Benjamin Securities, Inc. and D. Boral Capital LLC are acting as underwriters for the offering (the “Underwriters”). Bevilacqua PLLC is acting as U.S. securities counsel to the Company, and Hunter Taubman Fischer & Li LLC is acting as U.S. securities counsel to the Underwriters in connection with the offering.

A registration statement on Form F-1 (File No. 333-276234) relating to the offering, as amended, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on February 26, 2025. The offering is being made only by means of a prospectus, forming part of the registration statement. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus relating to the offering may be obtained, when available, from Benjamin Securities, Inc. by email at info@benjaminsecurities.com, by standard mail to 3 West Garden Street, Suite 407, Pensacola, FL 32502, or by telephone at +1 (516) 931-1090; or from D. Boral Capital LLC by standard mail to D. Boral Capital LLC, 590 Madison Ave 39th Floor, New York, NY 10022, or by email at info@dboralcapital.com, or by telephone at +1(212)-970-5150.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About LZ Technology Holdings Limited

LZ Technology Holdings Limited is an information technology and advertising company operating through its subsidiaries in China. The Company’s business spans three key verticals: Smart Community, Out-of-Home Advertising, and Local Life. Its Smart Community services provide intelligent access control and safety management systems, installed in thousands of residential communities in China. Its Out-of-Home Advertising division offers multi-channel advertising solutions through a vast network of monitors across approximately 120 cities in China, with ad placements on access control screens, SaaS platforms, and third-party advertising spaces. The Company’s Local Life vertical connects businesses with consumers through online promotions, social media marketing, and retail sales of various products and services. LZ Technology is committed to providing high-quality services to communities and businesses.

Forward-Looking Statements

Certain statements in this press release are “forward-looking statements” as defined under the federal securities laws, including, but not limited to, the Company’s statements regarding the success of the offering or the use of proceeds from the sale of the Company’s shares in the offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For further information, please contact:

Michael Wu
Investor Relations
LZ Technology Holdings Limited
michael@lzmh.co